May 29, 2019

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Keira Nakada
Jim Rosenberg

RE:	UroGen Pharma Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-38079

Dear Ms. Nakada and Mr. Rosenberg:

We are writing in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 17, 2019 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Commission on February 28, 2019 (the “Form 10-K”), of UroGen Pharma Ltd. (the “Company”). For your convenience, we have incorporated the text of the comment contained in the Comment Letter into this response letter.

Staff Comments and Company Responses

Item 1. Business

Initial Clinical Results of UGN-101, page 11

1.

We acknowledge your response to our comment. Please confirm that you will revise your disclosure in your applicable future filing to clearly state that the serious adverse events you list relate to treatment with UGN-101. In addition, please also confirm that you will disclose the frequency in which these serious adverse events occurred.

Response: The Company hereby confirms that it will revise its disclosure in all applicable future filings with the Commission to clearly state the serious adverse events that relate to treatment with UGN-101. Further, the Company confirms that it will disclose the frequency in which these serious adverse events occurred.

499 Park Avenue, Suite 1200, New York, NY 10022  |  646-768-9780

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the Company’s Chief Financial Officer, Peter Pfreundschuh, by mail at 499 Park Avenue, Suite 1200, New York, NY 10022 or by phone at +1-646-768-9531.

Sincerely, UroGen Pharma Ltd.

/s/Elizabeth Barrett
Elizabeth Barrett
Chief Executive Officer

cc:	Peter P. Pfreundschuh, CPA, MBA, Chief Financial Officer
Charles J. Bair, Esq., Cooley LLP
Asa M. Henin, Esq., Cooley LLP

499 Park Avenue, Suite 1200, New York, NY 10022  |  646-768-9780